

For Immediate Release

ServiceSource Announces CEO Transition and New Managed Services President to Drive Next Phase of Strategic Plan

SAN FRANCISCO, August 18, 2014 - ServiceSource® (Nasdaq: SREV), the global leader in recurring revenue management, today announced that Mike Smerklo has resigned after 11 successful years at the helm. Mr. Smerklo will remain Chairman of the Board to ensure a smooth management transition and help guide the company's long-term strategy. In addition, the Board of Directors announced the appointment of Chief Financial Officer, Ashley Fieglein Johnson, as Acting CEO, effective immediately, and has retained a leading executive search firm to identify a permanent CEO. Finally, ServiceSource is announcing the appointment of Rick Genovese as President of the new Managed Services Business Unit.

"My transition to Chairman and the appointment of a new Managed Services President are key milestones as we execute against our strategic plan," said Mike Smerklo. "As we begin the next phase of the company's transformation, I am confident in the operating strategy we have laid out and the team's ability to execute. As Chairman, I will continue to advise the company through this transition, and I look forward to seeing ServiceSource's continued growth and success."

Focus on Strategic Direction
In July, ServiceSource announced its strategic plan to restore growth and profitability to the business. As a result, the company established two distinct business units for its Managed Services and SaaS operations and plans to align investments and go-to-market activities along these efforts. To support this strategic transformation, ServiceSource is announcing the following changes:

- Mike Smerklo will step down as CEO, and will continue to serve the company in the role of Chairman, advising the leadership team and ensuring a smooth transition for customers and employees.

- Current CFO, Ashley Fieglein Johnson, who has been with the company for four years, will serve as Acting CEO, reporting to the Board and assuming day-to-day operations of the company. With strong operational experience and history with the company, Ms. Johnson will work closely with the Board to execute on the new ServiceSource strategy.

- The Board of Directors has formed a search committee to hire a permanent CEO with strong operational credentials.

- ServiceSource today expanded its senior leadership team by announcing the appointment of Rick Genovese as President of the Managed Services Business Unit. In this role, Mr. Genovese will own the strategy and execution for the company's Managed Services Business Unit for recurring revenue management. He brings a strong history of driving executional excellence in business process outsourcing and technology service organizations including Ciber, Inc., IBM Global Services, PWC Consulting Services and EDS.

"As a seasoned veteran of the ServiceSource leadership team, Ashley intimately understands the details of the business and is the right leader to assume the role of Acting CEO at this important juncture for ServiceSource," stated Bruce Dunlevie, Lead Director of the Board. "On behalf of the Board and global ServiceSource team, I want to thank Mike for his many contributions to the company over the past eleven years. Mike has been instrumental in building the team, establishing enduring customer relationships and implementing a solid operational foundation that will take the company into the future."

About Ashley Fieglein Johnson
Ashley Fieglein Johnson brings more than 20 years of finance and operations experience to her role as Acting CEO of ServiceSource. As CEO, she will be responsible for overseeing all aspects of the company's operations, while the Board completes a search for the permanent CEO. She was most recently Chief Financial Officer for ServiceSource, responsible for all aspects of finance, investor relations, strategy, corporate development and Information Technology.

Prior to ServiceSource, Ms. Johnson founded GreenAtom, a professional services firm focused on advising companies in the Clean Technology industry on financial strategy, business development and organizational structure. Ms. Johnson spent several years with General Atlantic, a private equity firm servicing the technology industry, where she helped build and manage its presence on the West Coast. Before General Atlantic, Ms. Johnson led international business development for Ariba and worked in both venture investing and investment banking for the technology corporate finance division of Morgan Stanley.

Ms. Johnson earned a Bachelor of Arts in International Relations and a Master in International Policy from Stanford University.

About Rick Genovese
Rick Genovese most recently served as the Chief Operating Officer and Executive Vice President of Ciber, Inc. a global information technology consulting, services and outsourcing company. At Ciber he had direct responsibility for unifying processes and improving operations globally. Mr. Genovese also served as Executive Vice President leading North American Operations, and overseeing all business processes, including strategy, sales, solutions, client relationships, delivery and financial performance.

Mr. Genovese has extensive global business process outsourcing experience, having served as a member of both IBM's Global Business Services Leadership and PwC's Global Partnership Council for Consulting Services. At IBM, he served as General Manager of Application Services for the Americas, the largest offering group within IBM's Global Business Services. Prior to that, he was General Manager of the IBM Business Process Outsourcing practice for the Americas and also Managing Partner of the Communications Consulting Sector for IBM Global Business Services. He joined IBM in 2002 through its acquisition of PwC, where he was Managing Partner of business process outsourcing for the Americas and Managing Partner for the Global Energy Consulting Practice. At PwC, Mr. Genovese was admitted as a partner in 1990. He began his career at EDS, where he was a principal.

Mr. Genovese earned a Bachelor of Science from Loyola University.

About ServiceSource
ServiceSource International, Inc. (NASDAQ: SREV) is the global leader in cloud-based recurring revenue management solutions. The company helps customers drive growth and build long-standing relationships across the customer lifecycle with the industry's most comprehensive data management, analytics, automation and services capabilities. Through Renew OnDemand®, Scout® and proven services, ServiceSource delivers higher subscription, maintenance, and support revenue, improved customer retention, and increased business predictability. Headquartered in the Cloud Corridor of San Francisco, ServiceSource® manages $14.5 billion in recurring revenue for the world's largest and most respected technology and B2B companies. For more information, please go to www.servicesource.com.

Forward-Looking Statements
This press release contains forward-looking statements, including statements regarding profitable growth prospects of ServiceSource and the Managed Services business. These forward-looking statements are based on our current assumptions and beliefs, and involve risks and uncertainties that could cause our results to differ materially from those expressed or implied in our forward-looking statements. Those risks and uncertainties include, without limitation, fluctuations in our quarterly results of operations; the risk of material defects or errors in our software offerings or their failure to meet customer expectations; migrating customers to Renew OnDemand and other SaaS offerings and the ability to integrate such offerings with other third-party applications used by our customers; errors in estimates as to the renewal rate improvements and/or service revenue we can generate for our customers; our ability to grow the market for service revenue management; our ability to protect our intellectual property rights; the risk of claims that our offerings infringe the intellectual property rights of others; changes in market conditions that impact our ability to sell the Renew OnDemand, Scout or other SaaS solutions and/or generate service revenue on our customers' behalf; the possibility that our estimates of service revenue opportunity under management and other metrics may prove inaccurate; demand for our offering that falls short of expectations; our ability to keep customer data and other confidential information secure; our ability to adapt our solution to changes in the market or new competition; general political, economic and market conditions and events; and other risks and uncertainties described more fully in our periodic reports and registration statements filed with the Securities and Exchange Commission, which can be obtained online at the Commission's website at http://www.sec.gov. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements.

Connect with ServiceSource:

Media Contact for ServiceSource
Randy Brasche
415 901 7719
rbrasche@servicesource.com

Investor Relations Contact for ServiceSource
Erik Bylin
415 901 4182
ebylin@servicesource.com

Trademarks
ServiceSource, Renew OnDemand, Scout and any ServiceSource product or service names or logos above are trademarks of ServiceSource International, Inc. All other trademarks used herein belong to their respective owners.